CYBERSPACE VITA, INC.

56 Laenani Street

Haiku, HI 96708

 (310) 396-1691  Fax: (310) 362-8887

January 3, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: William H. Thompson, Accounting Branch Chief

Re:

Cyberspace Vita, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2011

Filed on March 30, 2012

File No. 333-141929

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated December 31, 2012 addressed to Mr. Geoffrey Alison, the Company’s President and Chief Executive Officer, with respect to the Company’s filing of its Annual Report on Form 10-K for Fiscal Year Ended December 31, 2011.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended its Annual Report on Form 10-K for Fiscal Year Ended December 31, 2011.

Item 8. Financial Statements and Supplementary Data

Reports of Independent Registered Accounting Firms

1.

The first paragraph of the report of De Joya Griffith & Company, LLC refers to your financial statements as of and for the years ended December 31, 2010 and 2009 and from inception through December 31, 2010. The third paragraph of the report refers to your financial statements as of and for the years ended December

Division of Corporate Finance

January 3, 2013

31, 2009 and 2008 and from inception to December 31, 2010. The financial statements as of and for the years ended December 31, 2009 and 2008 are not presented in the document. Please file a revised report which refers to the financial statements presented in filing. Refer to Rule 8-02 of Regulation S-X.

COMPANY RESPONSE

The references in the third paragraph are incorrect and should have read “…2010 and 2009”.  This has been corrected in our amended filing.

2.

The report of Paritz & Co., P.A. refers to an inception date of April 15, 2003. Your financial statements and related notes state that your inception date is November 7, 2006. Please revise or advise.

COMPANY RESPONSE

The reference to April 15, 2003 is not correct and should have read “November 7, 2006”.   This has been corrected in our amended filing.

Item 9A. Controls and Procedures

3.

The first paragraph, which states that your disclosure controls and procedures were not effective as of December 31, 2011, is inconsistent with your disclosure in the third paragraph, which states that your disclosure controls and procedures were effective at the reasonable assurance level. Please revise or advise.

COMPANY RESPONSE

We have amended our disclosure in Item 9A to be internally consistent.

4.

Please provide management’s report on internal control over financial reporting. Refer to Item 308(a) of Regulation S-K.

COMPANY RESPONSE

We have included management’s report on internal control over financial reporting in our amended filing.

Signatures

5.

Please revise the second signature block to indicate each capacity in which Mr. Alison signs the report. In this regard, please note general instruction D(2)(a) of Form 10-K requires that the report must be signed on behalf of the registrant by its principal executive officer, principal financial officer, principal

Division of Corporate Finance

January 3, 2013

accounting officer, and by at least the majority of the board of directors or persons performing similar functions.

COMPANY RESPONSE

We have amended the signature block to state each capacity in which Mr. Alison is signing the report.

On behalf of the Company, we acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CYBERSPACE VITA, INC.

/S/ Geoffrey Alison

By:___________________________

Geoffrey Alison

President